Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

November 8, 2024

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Claudia Rios Laura Nicholson

Re:	Roth CH Acquisition V Co.

Preliminary Proxy Statement on Schedule 14A

Filed October 25, 2024

File No. 001-41105

Ladies and Gentlemen:

On behalf of Roth CH Acquisition V Co. (the “Company”), we are hereby responding to the letter dated November 5, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Preliminary Proxy Statement on Schedule 14A, filed on October 25, 2024, File No. 001-41105 (the “Proxy Statement”). In response to the Comment Letter and to update certain information in the Proxy Statement, the Company is filing amendment No. 1 to the Proxy Statement ( “Amendment No. 1”) with the Commission today. Capitalized terms used herein but not defined herein have the meanings ascribed thereto in the Proxy Statement.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Preliminary Proxy Statement on Schedule 14A

General

1.	We note that you are seeking to extend your termination date to June 4, 2025, a date which is 42 months from your initial public offering. We also note your risk factor disclosing that Nasdaq Listing Rule IM-5101-2(b) requires that you complete a business combination no later than 36 months after your initial public offering, and your disclosure that your securities will face an immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on November 30, 2024. In addition, we note your disclosure regarding certain consequences of any such suspension and delisting, including that your stock may be determined to be a penny stock. Please disclose the consequences of any such designation of your stock as a penny stock, and disclose additional consequences of any such suspension or delisting, including that you may no longer be attractive as a merger partner if you are no longer listed on an exchange, and any potential impact on your ability to complete an initial business combination.

RESPONSE: The Company has disclosed the consequences of any designation of us as a penny stock as well as additional consequences of any delisting on the Merger or an alternate business combination in the Letter to Stockholders and on pages 6 and 19 of Amendment No.1 and has included in each instance a cross-reference to the applicable risk factor.

2.	We note your disclosures throughout the proxy statement that upon the closing of the business combination, subject to approval by your stockholders and other customary closing conditions, the combined company is expected to list on The Nasdaq Stock Market. Please revise your disclosure throughout your filing to clarify, as you do in your risk factor set forth under the caption "Nasdaq Rule 5815 was amended effective October 7, 2024...," that the Extension Proposal would allow you to complete a business combination after November 30, 2024, which is beyond the time-frame permitted by Nasdaq Listing Rule IM-5101-2(b) and which means you would not be listed at the time you close a business combination.

RESPONSE: The Company has revised the disclosure in the Letter to Stockholders and on pages 6 and 19 of Amendment No.1 to clarify that the adoption of the Extension Proposal would allow us to complete our initial business combination after the time-frame permitted by Nasdaq, and that we would therefore not be listed on Nasdaq at the time of the closing. The Company has included in such disclosure the consequences of not being listed, and has included in each instance a cross-reference to the applicable risk factor.

Please call Alexandria Kane of Loeb & Loeb LLP at (212) 407-4017 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Alexandria Kane
Alexandria Kane Partner Loeb & Loeb LLP